December 7, 2009

VIA EDGAR

Ms. Rebecca Marquigny

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:       Principal Life Insurance Company Separate Account B (the “Registrant”)

Principal Investment Plus Variable Annuity Contract

File Numbers 333-116220 and 811-02091

Post-Effective Amendment No. 14 to the Registration Statement on Form N-4

Dear Ms. Marquigny:

Registrant is submitting this letter as requested during your conversation with Aneal Krishnamurthy of Dykema Gossett PLLC on December 4, 2009.

Registrant will file a post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 during the next post-effective amendment season.  As requested by the staff of the Securities and Exchange Commission in connection with the staff’s review of post-effective amendment no. 13, the post-effective amendment will include the complete fee table with all fees and charges and such disclosure will be in accordance with the requirements of Form N-4.

We appreciate your assistance with our filing.  Please contact me if you have any questions.

Sincerely,

/s/ Jeffrey M. Pierick

Jeffrey M. Pierick

Counsel

711 High Street

Des Moines, Iowa 503092-0300

(515) 362-2384 (office)

(866) 496-6527 (facsimile)

pierick.jeff@principal.com